Exhibit 12.1

PennyMac Mortgage Investment Trust

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Distributions

	Year ended December 31,
	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$61,763	$73,304	$179,464	$214,635	$186,822
Add:
Fixed charges (see below)	149,768	124,708	85,589	65,222	31,642
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
	211,531	198,012	265,053	279,857	218,464
Less:
Capitalized interest	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.	—	—	—	—	—
Adjusted earnings	$211,531	$198,012	$265,053	$279,857	$218,464

Fixed charges:
Interest expensed and capitalized	$134,619	$111,741	$75,013	$54,682	$26,084
Amortized premiums, discounts and capitalized expenses related to indebtedness	15,149	12,967	10,576	10,540	5,558
Estimated interest within rental expense	—	—	—	—	—

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
	$149,768	$124,708	$85,589	$65,222	$31,642

Ratio of earnings to fixed charges	1.4	1.6	3.1	4.3	6.9
Ratio of earnings to fixed charges and preferred share distributions[1]	1.4	1.6	3.1	4.3	6.9

(1) As of the date hereof, there are no preferred shares of beneficial interest issued and outstanding and, therefore, there are no amounts for preferred distributions included in the above calculations.